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                                                                 EXHIBIT (c)(16)

                           LOAN TERMINATION AGREEMENT

     This Loan Termination Agreement (the "Agreement") is made as of September 30, 1998, by and between Carnegie Group, Inc., a Delaware corporation (the "Company"), and Dennis Yablonsky, an individual residing at 682 Osage Road, Pittsburgh, Pennsylvania 15243 (the "Executive"), but it shall become effective only in accordance with Section 4 below.

     WHEREAS, the Company and the Executive are parties to a certain Loan Agreement, dated September 11, 1997 (the "Loan Agreement");

     WHEREAS, the Company is a party to that certain Agreement and Plan of Merger, dated September 30, 1998 (the "Merger Agreement"), among Logica Inc., Logica Acquisition Corp. and the Company;

     WHEREAS, the Company and the Executive desire to terminate their respective obligations under the Loan Agreement in connection with the transactions contemplated by the Merger Agreement;

     NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged by the Company and the Executive, and intending to be legally bound, the parties hereto hereby agree as follows:

     1. The Company and the Executive agree that immediately upon the Effective Time (as defined in the Merger Agreement), and thereafter, (i) except as set forth herein, neither the Company nor the Executive shall have any obligations under the Loan Agreement and the Loan Agreement shall forthwith terminate and be of no force or effect, and (ii) any remaining Principal Sum (as defined in the Loan Agreement), together with all accrued but unpaid interest under the Loan Agreement, shall be deemed to have been paid in full and such Principal Sum and interest shall no longer be payable by the Executive. The Company further agrees that in connection with the loan forgiveness provided for in the preceding sentence, Article 2 of the Loan Agreement shall remain in full force and effect, and the date on which the Effective Time occurs shall be deemed to be the date of the "Change in Control," as such term is used in
Article 2 of the Loan Agreement.

     2. This Agreement may be amended or modified only by a written instrument signed by the Executive and by a duly authorized representative of the Company.

     3. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document.

     4. This Agreement is conditioned and shall become effective only upon the Effective Time in accordance with the terms of the Merger Agreement, which shall be deemed to occur only upon and as of the Effective Time.
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     IN WITNESS WHEREOF, this Agreement has been executed as a sealed instrument by the Company, by its duly authorized officer, and by the Executive, as of the date first set forth above.

                              CARNEGIE GROUP, INC.


                              By:  /s/ John W. Manzetti
                                 -----------------------------------------
                                 Name:   John W. Manzetti
                                 Title:  Executive Vice President and
                                         Chief Financial Officer


                              /s/ Dennis Yablonsky
                              --------------------------------------------
                              Dennis Yablonsky